FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

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 NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
                            AND/OR CONNECTED PERSONS



This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)
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1      Name of the issuer
       HSBC Holdings plc

2      Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
       D J Flint, a person discharging managerial responsibilities

3      Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
       US$0.50 ordinary shares

4      State the nature of the transaction
       Release of 2005 Performance Share award (EPS element) of 98,382 shares under the HSBC Share Plan. The trustees of the Plan sold 40,336 shares to meet the tax liability and have sold 58,046 shares on behalf of D J Flint.

5      Number of shares, derivatives or any other financial instruments relating to shares acquired
       N/A

6      Number of shares, derivatives or any other financial instruments relating to shares disposed
       98,382

7      Price per share of shares sold
       GBP8.558621

8      Date and place of transaction
       1 April 2008, London

9      Date issuer informed of transaction
       2 April 2008

10     Total holding following notification
       785,610

11     Name of duly authorised officer/official of issuer responsible for making notification
       Paul Stafford, Deputy Group Company Secretary, 020 7992 1509

12     Date of notification
       2 April 2008

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 April 2008